Filed by VinFast Auto Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition Co

Commission File No.: 001-40616

***Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[*]”) in this exhibit.***

ANNEX F

FORM OF PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2023.

BETWEEN

(a) Nuevo Tech Limited, an exempted company incorporated under the laws of the Cayman Islands on May 5, 2023, with its registered office situated at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”);

(b) Black Spade Acquisition Co, an exempted company incorporated under the laws of the Cayman Islands on March 3, 2021, with its registered office situated at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 (“BSAQ” or the “Merger Surviving Company” and together with Merger Sub, the “Constituent Companies”); and

(c) VinFast Auto Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore, with its registered office situated at 61 Robinson Road, #06-01, Singapore 068893 and with Company Registration No. 201501874G (the “Company”).

WHEREAS

(a) Merger Sub and BSAQ have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in a Business Combination Agreement, dated as of May [•], 2023 (such agreement as it may be amended and modified from time to time, the “Agreement”), between BSAQ, the Company and Merger Sub, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) (the “Companies Act”), pursuant to which Merger Sub will merge with and into BSAQ and cease to exist, and the Merger Surviving Company will continue as the surviving company in the Merger at the Merger Effective Time.

(b) The sole shareholder of Merger Sub and the shareholders of the Merger Surviving Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

INTERPRETATION

1. The following rules apply in this Plan of Merger unless the context requires otherwise:

(a) Headings are for convenience only and do not affect interpretation.

(b) The singular includes the plural and the converse.

(c) A gender includes all genders.

(d) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e) A reference to any agreement, deed or other document (or any provision of it), includes it as amended, varied, supplemented, extended, replaced, restated or transferred from time to time.

(f) A reference to any legislation (or any provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation or statutory instrument issued under it.

APPENDIX

Appendix I forms part of this Plan of Merger and shall have effect as if set out in full in the body of this Plan of Merger. Any reference to this Plan of Merger includes Appendix I.

CONSTITUENT COMPANIES

2. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and BSAQ.

NAME OF THE SURVIVING COMPANY

3. The surviving company (as defined in the Companies Act) is the Merger Surviving Company which shall continue to be named “Black Spade Acquisition Co”.

REGISTERED OFFICE

4. The registered office of BSAQ at the time of this Plan of Merger is at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106. The registered office of Merger Sub is at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Following the effectiveness of the Merger, the Merger Surviving Company shall have its registered office at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

AUTHORIZED AND ISSUED SHARE CAPITAL

5. Immediately prior to the Merger Effective Time (as defined below), the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000 ordinary shares of US$0.01 par value per share (“Merger Sub Shares”), of which one Merger Sub Share has been issued and is fully paid and outstanding.

6. Immediately prior to the Merger Effective Time, the authorized share capital of BSAQ is US$22,200 divided into (a) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each (“BSAQ Class A Ordinary Shares”), (b) 20,000,000 Class B ordinary shares of a par value of US$0.0001 each (“BSAQ Class B Ordinary Shares”), and (c) 2,000,000 preference shares of a par value of US$0.0001 each (“BSAQ Preference Shares”), of which [•] BSAQ Class A Ordinary Shares have been issued and are fully paid and outstanding, [•] BSAQ Class B Ordinary Shares have been issued and are fully paid and outstanding, and no BSAQ Preference Shares are issued and outstanding.

7. At the Merger Effective Time, the authorized share capital of the Merger Surviving Company shall be US$22,200 divided into (a) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class A Ordinary Shares”), (b) 20,000,000 Class B ordinary shares of a par value of US$0.0001 each (“Merger Surviving Company Class B Ordinary Shares”), and (c) 2,000,000 preference shares of a par value of US$0.0001 each (“Merger Surviving Company Preference Shares” and together with the Merger Surviving Company Class A Ordinary Shares and the Merger Surviving Company Class B Ordinary Shares, collectively the “Merger Surviving Company Shares”).

TERMS AND CONDITIONS OF THE MERGER

8. The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Merger Surviving Company or other property as provided in Section 233(5) of the Companies Act, including into Company Ordinary Shares, are set out in the Agreement.

9. The Company undertakes and agrees (it being acknowledged that the Company will be the sole shareholder of the Merger Surviving Company following the effectiveness of the Merger) in consideration of the Merger to issue the Company Exchange Shares in accordance with the terms of the Agreement.

10. At the Merger Effective Time, the rights and restrictions attaching to Merger Surviving Company Shares are set out in the amended and restated memorandum and articles of Association of BSAQ adopted by special resolution on [•] (the Existing M&A).

EFFECTIVE TIME

11. The Merger shall take effect at 4:01 p.m. (Eastern Time) on the date on which this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Registrar”) in accordance with Section 233(13) of the Companies Act unless, with the agreement of the Company, the Constituent Companies shall deliver a notice to the Registrar signed by a director of each of the Constituent Companies specifying a later time and date in accordance with Section 234 of the Companies Act, in which case the effective time of the Merger shall be such later time and date specified in such notice to the Registrar (the “Merger Effective Time”).

PROPERTY

12. At the Merger Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall vest in the Merger Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all Contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

13. At the Merger Effective Time, the memorandum and articles of association of the Merger Surviving Company shall be in the form of the Existing M&A.

DIRECTORS BENEFITS

14. No amounts or benefits are or shall be paid or payable to any director(s) of either of the Constituent Companies consequent upon the Merger becoming effective.1

DIRECTORS OF THE SURVIVING COMPANY

15. The names and addresses of the directors of the Merger Surviving Company are as follows:2

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

16. Neither of the Constituent Companies has any secured creditors and neither Constituent Company has granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

AMENDMENTS AND TERMINATION

17. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by the board of directors of both BSAQ and Merger Sub in accordance with section 235(1) of the Companies Act, including to:

(a) change the Merger Effective Time provided that the new Merger Effective Time shall not be a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger by the Registrar; or

(b) effect any changes to this Plan of Merger which the directors of both BSAQ and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of BSAQ or Merger Sub, as determined by the directors of both the BSAQ and Merger Sub, respectively.

18. At any time prior to the Merger Effective Time, this Plan of Merger may be terminated by the board of directors of both the BSAQ and Merger Sub, provided that such termination is in accordance with section [•] of the Agreement.

19. If this Plan of Merger is amended or terminated in accordance with Clauses 17 or 18 after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file notice of the amendment or termination (as applicable) with the Registrar in accordance with Sections 235(2) and 235(4) of the Companies Act and shall distribute copies of such notice in accordance with section 235(3) of the Companies Act.

[1]	Note to Draft: To be confirmed.
[2]	Note to Draft: To be provided.

APPROVAL AND AUTHORIZATION

20. This Plan of Merger has been approved by the board of directors of each of Merger Sub and BSAQ pursuant to section 233(3) of the Companies Act.

21. This Plan of Merger has been authorized by the shareholders of each of Merger Sub and BSAQ pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

22. This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

23. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature pages follow.]

Appendix I

Business Combination Agreement

For and on behalf of Nuevo Tech Limited

Name:
Title: Director

[Signature Page to Plan of Merger]

For and on behalf of Black Spade Acquisition Co

Name:
Title: Director

[Signature Page to Plan of Merger]

For and on behalf of VinFast Auto Pte. Ltd.

Name:
Title:

[Signature Page to Plan of Merger]

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VinFast Auto Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or the Company’s control, (x) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) the Company’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) the Company’s ability to adequately control the costs associated with its operations, (xvii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxv) battery packs failures in the Company or its competitor’s EVs, (xxvi) failure of the Company’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxviii) the risk that the Company’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that the Company may be required to make, (xxxi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxxii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material.

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Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and Black Spade. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade and a prospectus of the Company with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade shareholders as of a record date to be established for voting on the proposed transaction. Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

Participants in Solicitation

Black Spade and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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